EXHIBIT 12

	Nine Months Ended
	September 30,	Year Ended December 31,
(in thousands)	2017	2016	2015	2014	2013	2012
Fixed Charges:
Interest expense	$11,614	$1,273	$1,307	$1,715	$1,663	$2,309
Capitalized expenses related to indebtedness	7,102	166	265	193	183	203
Portion of rental expense which represents interest factor	5	6	6	7	97	208
Total Fixed Charges	$18,720	$1,445	$1,577	$1,914	$1,944	$2,721

Earnings Available for Fixed Charges:
Profit (Loss) before income taxes	$(2,632)	$66,491	$50,424	$69,538	$59,878	$59,890
Add: Fixed charges	18,720	1,445	1,577	1,914	1,944	2,721
Add: Net loss attributable to noncontrolling interest	28
Total Earnings Available for Fixed Charges	$16,116	$67,936	$52,002	$71,453	$61,822	$62,611

Ratio of Earnings to Fixed Charges		47.01	32.97	37.32	31.81	23.01
Deficiency of Earnings Available to Cover Fixed Charges	$2,604